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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                 SCHEDULE 14D-9
                               (Amendment No. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           SPRECKELS INDUSTRIES, INC.
                           (Name of Subject Company)

                           SPRECKELS INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)

                Class A Common Stock, Par Value $0.01 Per Share
                       (Including the Associated Rights)
 Warrants to Purchase Shares of Class A Common Stock ($9.17 Exercise Price Per
                                    Warrant)
 Warrants to Purchase Shares of Class A Common Stock ($11.67 Exercise Price Per
                                    Warrant)
 Warrants to Purchase Shares of Class A Common Stock ($15.00 Exercise Price Per
                                    Warrant)
 Warrants to Purchase Shares of Class A Common Stock ($1.00 Exercise Price Per
                                    Warrant)

                         (Title of Class of Securities)

                                   849416201
                     (CUSIP Number of Class of Securities)

                                 DONALD C. ROOF
                           SPRECKELS INDUSTRIES, INC.
                         D/B/A YALE INTERNATIONAL, INC.
                             ONE MORROCROFT CENTRE
                         6805 MORRISON BLVD., SUITE 450
                        CHARLOTTE, NORTH CAROLINA 28211
                                 (704) 367-4220

                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                    COPY TO:

                          PHILIP T. RUEGGER III, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                                 (212) 455-2000

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                   This Amendment No. 1 (this "Amendment") amends and
supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Spreckels Industries, Inc. (doing business as Yale International, Inc.), a Delaware corporation (the "Company"), with respect to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated July 19, 1996, as amended (the "Schedule 14D-1"), by American Enterprises Acquisition Corp., a Delaware corporation ("American Enterprises Acquisition") and a wholly owned subsidiary of American Enterprises, L.L.C., a Delaware limited liability company ("American Enterprises"), to purchase (i) all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Common Stock"), including the associated rights, of the Company and (ii) all outstanding warrants to purchase shares of Common Stock issued by the Company (the "Warrants"). Capitalized terms used herein but not defined herein have the meanings assigned to such terms in the Schedule 14D-9.

ITEM 3.           IDENTITY AND BACKGROUND.

                  Item 3(b) of the Schedule 14D-9 is hereby amended and supplemented by adding to the subsection thereof entitled "Severance and Related Matters" the following:

                  On August 23, 1996, in connection with the Board's approval of the Merger Agreement (as defined below) and its recommendation of the transactions contemplated thereby, including the CM Offer (as defined below) and the Merger (as defined below), and in recognition and consideration of the services provided and to be provided prior to the Merger, the Board approved amendments to the Tier 1 Amended Severance Agreements with two Executives to remove the parachute limit imposed by Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), and to provide that amounts received by such Executives upon a Change in Control (whether or not received pursuant to the Tier 1 Amended Severance Agreements) will be grossed up for any amounts incurred by them as a result of the imposition of the excise taxes imposed on any payments deemed made to them under such agreements or otherwise under other agreements, plans or programs pursuant to Section 4999 of the Code. The foregoing description of the amendments to the Tier 1 Amended Severance Agreements is qualified by reference to the copies of the forms of Amendatory Agreements between the Company and Gary L. Tessitore and Donald C. Roof, respectively, attached hereto as Exhibits 11(a) and 11(b), respectively, and incorporated herein by reference.

                  On August 23, 1996, in consideration and recognition of their dedication to the Company and services rendered for the Company in the past and to be rendered to the Company until a Change in Control occurs and in connection with its approval of the Merger Agreement, the Board also approved bonus payments, payable upon a Change in Control, to (i) the two Executives who

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are parties to the Tier 1 Amended Severance Agreements in an aggregate amount equal to $850,000, as provided in the Amendatory Agreements between each such Executive and the Company, respectively, (ii) the Corporate Office Employees of the Company in an aggregate amount equal to $150,000, as provided in the Corporate Office Employees Bonus Plan, a copy of which is attached hereto as
Exhibit 11(c) and incorporated herein by reference, and (iii) the members of the Board in an aggregate amount equal to $425,000.


ITEM 7.           CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT
                  COMPANY.

                  Item 7(a)-(b) of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

                  On August 24, 1996, the Company, Columbus McKinnon Corporation ("CM") and L Acquisition Corporation, a wholly owned subsidiary of CM ("Acquisition Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Acquisition Sub agreed to commence an offer to purchase all of the outstanding Shares of the Company, at a price of $24 per Share (the "Per Share Amount"), and all of the outstanding Warrants, at a price equal to the applicable Spread (defined in the Merger Agreement, for each Warrant, as the difference between the Per Share Amount and the exercise price of such Warrant), in each case net to the seller in cash (the "CM Offer"). Following consummation of the CM Offer, Acquisition Sub will merge with and into the Company (the "Merger"), subject to the terms and conditions of the Merger Agreement, and each then outstanding Share (other than Shares to be cancelled pursuant to the Merger Agreement and any Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive $24 per Share in cash. After the completion of the Merger, the Company will continue as the surviving corporation. The foregoing description of the Merger Agreement is qualified by reference to the conformed copy thereof filed with the Securities and Exchange Commission and incorporated herein by reference as Exhibit 12 hereto.

                  On August 26, 1996, the Company issued a press release with respect to the Merger Agreement. A copy of such press release has been filed with the Securities and Exchange Commission and is incorporated herein by reference as Exhibit 13 hereto.


ITEM 8.           ADDITIONAL INFORMATION TO BE FURNISHED.

                  Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:



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                  Effective August 23, 1996, the Rights Agreement was amended to provide that neither CM nor any of its affiliates will become an Acquiring
Person in connection with the Merger Agreement, the CM Offer, the Merger or the other transactions contemplated by the Merger Agreement, and that the Rights will expire upon consummation of the CM Offer. The foregoing description of the Amendment to the Rights Agreement is qualified by reference to the copy of the form thereof which is attached hereto as Exhibit 14 and incorporated herein by reference.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

                  Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

Exhibit 11(a)                     --        Form of Amendatory Agreement between
                                            Company and Gary L. Tessitore.
Exhibit 11(b)                     --        Form of Amendatory Agreement between the
                                            Company and Donald C. Roof.
Exhibit 11(c)                     --        Corporate Office Employee Bonus Plan of the
                                            Company.
Exhibit 12                        --        Conformed Agreement and Plan of Merger dated
                                            August 24, 1996 among the Company, Columbus
                                            McKinnon Corporation and L Acquisition
                                            Corporation.  (Incorporated by reference to
                                            the Company's Current Report on Form 8-K
                                            filed with the Securities and Exchange
                                            Commission on August 26, 1996.)
Exhibit 13                        --        Press Release of the Company issued on August
                                            26, 1996.  (Incorporated by reference to the
                                            Company's Current Report on Form 8-K filed
                                            with the Securities and Exchange Commission
                                            on August 26, 1996.)
Exhibit  14                       --        Form of Amendment to the Rights Agreement, dated
                                            as of August 23, 1996.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         SPRECKELS INDUSTRIES, INC.

                                         By: /s/       GARY L. TESSITORE
                                                     GARY L. TESSITORE
                                           PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated: August 26, 1996


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